Exhibit 12

M.D.C. HOLDINGS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(dollars in 000’s)	2006	2005	2004	2003	2002
Earnings	$405,396	$858,443	$675,748	$389,940	$301,072

Fixed Charges	$80,915	$67,459	$43,011	$43,977	$27,453

Earnings to Fixed Charges	5.01	12.73	15.71	8.87	10.97

Earnings:
Pretax Earnings from Continuing Operations	333,137	808,763	636,914	348,223	274,044
Add:
Fixed Charges	80,915	67,459	43,011	43,977	27,453
Less capitalized interest	(58,141)	(51,872)	(32,879)	(26,779)	(21,116)
Add amortization of previously capitalized interest	49,485	34,093	28,702	24,519	20,691

Total Earnings	405,396	858,443	675,748	389,940	301,072

Fixed Charges:

Homebuilding and corporate interest expense	0	0	0	0	0
Mortgage lending interest expense	8,816	3,850	1,946	1,967	1,822
Interest component of rent expense	9,852	7,369	5,462	3,897	2,812
Amortization and expensing of debt expenses (1)	4,106	4,368	2,724	11,334	1,703
Capitalized interest	58,141	51,872	32,879	26,779	21,116

Total Fixed Charges	80,915	67,459	43,011	43,977	27,453

(1)	2003 includes $9,315 of expenses related to debt redemption.